United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY BOARD

OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“BoD”) met on March 11, 2022, from 9:00 am to 2:00 pm, by videoconference, being present Messrs. José Luciano Duarte Penido – President, Fernando Jorge Buso Gomes – Vice-President, Daniel André Stieler (”DS”), Eduardo de Oliveira Rodrigues Filho (“ER”), Ken Yasuhara (“KY”), Lucio Azevedo (“LA”), Manuel Lino Silva de Sousa Oliveira (“OO”), Marcelo Gasparino da Silva (“MG”), Mauro Gentile Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”) and Roger Allan Downey (“RD”). The works were secretariat by Luiz Gustavo Gouvêa, General Secretary for Corporate Governance of Vale S.A. (“Vale”). Consequently, the Board deliberated the following subjects: “PRESENTATION OF THE 2022 ADMINISTRATOR'S REMUNERATION PROPOSAL AND 2021 REMUNERATION RATIFICATION – With the favorable opinion of the CPRG, the BoD unanimously approved the proposals for (i) annual global remuneration of the administrators and members of the Fiscal Council (“FC”) for 2022; and (ii) ratification of the remuneration paid to the administrators and members of the FC in 2021; to be reported in the Reference Form and submitted for deliberation at the next Annual Shareholders Meeting of Vale.”; and “ASM 2022 – With the favorable opinion of the CPRG, the BoD unanimously approved the convening of the Ordinary and Extraordinary Shareholders Meetings to be held, cumulatively, on 04.29.2022, at 10:00 am, exclusively digitally through the Zoom platform, as well as all related documents to the agenda, the Absentee Ballot, the Voting Card and notice for ADR holders and the BoD’s voting recommendation, which will be disclosed to the market. Board Member MRC highlighted his opinion that Vale's Fiscal Council should have three members. In his opinion, the law stipulates that the Fiscal Council may have from three to five members but fix the way in which they can be elected, through Paragraph 4 of Article 161 of Law 6,404/76. The provision provides, in subparagraph (a) for the election by preferred shareholders, followed by minority shareholders, which do not exist at Vale. Subparagraph (b) provides that the other shareholders, that is, all common shareholders, may elect two more. So the number is deterministic in three.” I hereby attest that the items above reflects the decision taken by the Board of Directors.

Rio de Janeiro, March 11, 2022.

LUIZ GUSTAVO GOUVÊA

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 11, 2022		Head of Investor Relations